Exhibit 99.1

Telesat Announces Results of 2024 Annual General and Special Meeting of Shareholders

OTTAWA, CANADA – June 20, 2024 – Telesat Corporation (NASDAQ and TSX: TSAT) (“Telesat” or the “Company”), one of the world’s largest and most innovative satellite operators, announced the voting results from its annual meeting of shareholders held June 18th virtually via live audio webcast.

Shareholders of Telesat voted in favour of all items of business, including the appointment of Deloitte LLP Chartered Professional Accountants as auditors of the Company, the amendment to the Company’s Omnibus Plan to increase the number of Class A Common Shares and Class B Variable Voting Shares available for issuance under the Omnibus Plan and the election of each of the director nominees as follows:

Director Nominee	Votes For	Votes Withheld
(a) Michael Boychuk	46,931,389	3,845,516
(b) Jane Craighead	43,711,535	7,069,540
(c) Richard Fadden	46,927,929	3,849,006
(d) Daniel S. Goldberg	49,459,604	1,317,331
(e) Henry (Hank) Intven	43,821,781	6,963,294
(f) David Morin	46,254,162	4,552,773
(g) Dr. Mark H. Rachesky	42,908,885	7,872,690
(h) Guthrie Stewart	43,155,412	7,626,163
(i) Michael B. Targoff	46,166,072	4,610,863
(j) Janet Yeung	45,481,535	5,261,184

Final voting results on all matters voted on at the meeting will be filed on SEDAR+ at https://www.sedarplus.com/ and on EDGAR at https://www.sec.gov/

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit (“LEO”) satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds. For updates on Telesat, follow us on @Telesat on x.com or LinkedIn, or visit https://www.telesat.com/.

Contacts:

Investor Relations

James Ratcliffe

+1 613 748 8424

ir@telesat.com